Calculation of the Registration Fee

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)
Notes	$789,000	$24.22

(1) Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

(2) Pursuant to Rule 457(p) under the Securities Act of 1933, filing fees have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3 (No. 333-134553) filed by Lehman Brothers Holdings Inc. and the other Registrants thereto on May 30, 2006, as amended, the Registration Statement, and have been carried forward, of which $24.22 is offset against the registration fee due for this offering and of which $861,746.71 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Filed Pursuant to Rule 424(b)(2)

Registration No. 333-134553

PRICING SUPPLEMENT NO. 408 dated September 25, 2007

to Prospectus Supplement dated May 30, 2006

and Prospectus dated May 30, 2006

LEHMAN BROTHERS HOLDINGS INC.

Medium-Term Notes, Series I

This Pricing Supplement supplements the terms and conditions in, and incorporates by reference, the Prospectus, dated May 30, 2006, as supplemented by the Prospectus Supplement, dated May 30, 2006 (the “Prospectus Supplement”) (as so supplemented, together with all documents incorporated by reference therein, the “Prospectus”), and should be read in conjunction with the Prospectus. Unless otherwise defined in this Pricing Supplement, terms used herein have the same meanings as are given to them in the Prospectus.

CUSIP No.:	52517P4S7

ISIN:	US52517P4S78

Specified Currency:	Principal:	U.S. Dollars
	Interest:	U.S. Dollars

Principal Amount:	$789,000

	Total	Per Note
Issue Price(1)(2):	$789,000	100.00%
Agent’s Commission(3):	$7,890	1.00%
Proceeds to Lehman Brothers Holdings Inc.:	$781,110	99.00%

(1)

Lehman Brothers Holdings Inc. is offering the notes to certain fiduciary accounts at variable prices of between $990 and $1,000 per note pursuant to one or more negotiated transactions, and Lehman Brothers Inc., with respect to any sales made to such accounts, will forego all or a portion of its fees. Lehman Brothers Holdings Inc. will offer the notes to all other purchasers at a purchase price of $1,000 per note. Lehman Brothers Inc. will receive commissions equal to $10.00 per $1,000 principal amount, or 1.00%, and may pay selling concessions or fees to other dealers not in excess of $10.00 per note.

(2)

The price to public includes Lehman Brothers Holdings Inc.’s cost of hedging its obligations under the notes through one or more of its affiliates, which includes these affiliates’ expected cost of providing such hedge as well as the profit these affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.

(3)	Lehman Brothers Inc. and/or an affiliate may earn additional income as a result of payments pursuant to the hedges.

On the Issue Date, we may, without the consent of the holders of the Notes, issue additional notes similar to these Notes in all respects except for the Issue Price. Following the Issue Date, we may, without the consent of the holders of Notes, create and issue additional notes similar to these Notes in all respects except for the Issue Date, Issue Price and the payment of interest accruing prior to the Issue Date of such additional notes. All such additional notes will be consolidated and form a single tranche with, have the same CUSIP and ISIN numbers as and trade interchangeably with these Notes.

Agent:		Lehman Brothers

Agent’s Capacity:	☒ As principal	☐ As agent

☒	The Notes are being offered at a fixed initial public offering price equal to the Issue Price.

☐	The Notes are being offered at varying prices relating to prevailing market prices at the time of sale.

Trade Date:		September 25, 2007

Issue Date:		September 28, 2007

Stated Maturity Date:		September 28, 2017, subject to Optional Redemption; provided that if such day is not a Business Day, then such day will be the following Business Day.

Date From Which Interest Accrues:		☒ Issue Date
☐ Other:

☒ Fixed Rate Note

Interest Rate per Annum:		7.60% times the Interest Accrual Factor

☐ Floating Rate Note		☐ CD Rate
☐ Commercial Paper Rate
☐ Federal Funds (Effective) Rate
☐ Federal Funds (Open) Rate

	☐	LIBOR Telerate
	☐	LIBOR Reuters
	☐	EURIBOR
	☐	Treasury Rate:	Constant Maturity	☐ Yes ☐ No
	☐	Prime Rate
	☐	Eleventh District Cost of Funds Rate
	☐	CMS Rate
	☐	Other:

Maximum Rate:	Not applicable

Minimum Rate:	0%

Interest Period:

Quarterly, from and including each Interest Payment Date (or the Issue Date, in the case of the first Interest Period) to but excluding the next succeeding Interest Payment Date (or the Stated Maturity Date, in the case of the final Interest Period).

Interest Payment Dates:

Each March 28, June 28, September 28, December 28, commencing on December 28, 2007; provided that if such day is not a Business Day, then such day will be the following Business Day unless such day falls in the following month in which case it will be the preceding Business Day, and provided further that the final Interest Payment Date for any Notes shall be the Stated Maturity Date, subject to Optional Redemption.

Interest Accrual Factor:

For any Interest Period, the number of calendar days in each Interest Period in respect of which SPREAD REF is greater than or equal to 0.00%, divided by the total number of calendar days in such Interest Period.

SPREAD REF:	For any day during an Interest Period, the 10yr CMS Rate minus the 2yr CMS Rate, subject to the Rate Cut Off.

Rate Cut Off:

SPREAD REF for Saturday, Sunday or a day which is not a New York business day will be SPREAD REF for the immediately preceding Business Day. SPREAD REF in effect on the fifth Business Day prior to an Interest Payment Date will remain in effect until that Interest Payment Date.

10yr CMS Rate:

For any Business Day during any Interest Period, the rate that appears on Reuters Screen ISDAFIX1 under the heading “10YR” as of 11:00 a.m., New York city time, on that day. If such rate does not appear on Reuters Screen ISDAFIX1, the rate for such date shall be determined as if the parties had specified “USD-CMS-

Reference Banks” as the applicable rate, as described under “Description of the Notes—Floating Rate Notes—CMS Rate Notes” in the Prospectus.

2yr CMS Rate:

For any Business Day during any Interest Period, the rate that appears on Reuters Screen ISDAFIX1 under the heading “2YR” as of 11:00 a.m., New York city time, on that day. If such rate does not appear on Reuters Screen ISDAFIX1, the rate for such date shall be determined as if the parties had specified “USD-CMS-Reference Banks” as the applicable rate, as described under “Description of the Notes—Floating Rate Notes—CMS Rate Notes” in the Prospectus.

Interest Computation:	Interest will be computed on the basis of a 360-day year of twelve 30-day months or, in the case of an incomplete month, the number of days elapsed.

Adjusted:	☐ Yes	☒ No

Interest Rate Calculation Agent:	Lehman Brothers Special Financing Inc.

Business Day:	New York

Optional Redemption:

The Notes may be redeemed prior to the Stated Maturity Date at the option of Lehman Brothers Holdings Inc. in whole or in part at a price equal to 100% of the principal amount being redeemed, on each Interest Payment Date, commencing on or after September 28, 2009.  Notice of redemption will be given not less than five Business Days prior to the redemption date.

Form of Note:	☒ Book-entry only (global)	☐ Certificated

RISK FACTORS

An investment in the notes entails certain risks not associated with an investment in conventional floating rate or fixed rate medium-term notes. See “Risk Factors” in the Prospectus Supplement.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

We intend to treat the Notes as variable rate debt instruments, as described under “Supplemental United States Federal Income Tax Consequences—Variable Rate Debt Instruments” in the Prospectus Supplement.

HISTORICAL LEVELS OF THE 10YR CMS RATE AND THE 2YR CMS RATE

The following shows for illustrative purposes the 10yr CMS Rate and the 2yr CMS Rate in effect on the Trade Date and the hypothetical historical Interest Payment Dates listed below; the

Interest Rate per Annum payable on any Interest Payment Date for the Notes, however, will be determined based on the 10yr CMS Rate and the 2yr CMS Rate in effect on each day during the related Interest Period.  The historical experience of the 10yr CMS Rate and 2yr CMS Rate should not be taken as an indication of the future performance of the 10yr CMS Rate and 2yr CMS Rate during the term of the Notes.  Fluctuations in the level of the 10yr CMS Rate and 2yr CMS Rate make the Notes’ effective interest rate difficult to predict and can result in effective interest rates to investors that are lower than anticipated. In addition, historical interest rates are not necessarily indicative of future interest rates. Fluctuations in interest rates and interest rate trends that have occurred in the past are not necessarily indicative of fluctuations that may occur in the future, which may be wider or narrower than those that have occurred historically.

Hypothetical Interest Payment Dates	10yr CMS Rate (in %)	2yr CMS Rate (in %)	SPREAD REF: 10yr CMS Rate — 2yr CMS Rate (in %)
9/25/2007	5.228	4.643	0.585
6/28/2007	5.696	5.384	0.312
3/28/2007	5.104	4.915	0.189
12/28/2006	5.186	5.167	0.019
9/28/2006	5.156	5.105	0.051
6/28/2006	5.833	5.743	0.090
3/28/2006	5.308	5.218	0.090
12/28/2005	4.918	4.813	0.105
9/28/2005	4.713	4.485	0.228
6/28/2005	4.372	3.988	0.384
3/28/2005	5.078	4.295	0.783
12/28/2004	4.711	3.461	1.250
9/28/2004	4.430	2.888	1.542
6/28/2004	5.232	3.273	1.959
3/29/2004	4.275	1.917	2.358
12/29/2003	4.622	2.142	2.480
9/29/2003	4.492	1.885	2.607
6/30/2003	3.873	1.524	2.349
3/28/2003	4.345	1.823	2.522
12/30/2002	4.239	1.903	2.336
9/30/2002	4.271	2.098	2.173
6/28/2002	5.363	3.242	2.121
3/28/2002	6.089	4.142	1.947
12/28/2001	5.908	3.622	2.286
9/28/2001	5.225	3.369	1.856
6/28/2001	6.200	4.788	1.412
3/28/2001	5.929	4.923	1.006
12/28/2000	6.172	5.905	0.267
9/28/2000	6.938	6.733	0.205
6/28/2000	7.347	7.254	0.093
3/28/2000	7.398	7.250	0.148
12/28/1999	7.221	6.798	0.423
9/28/1999	6.822	6.156	0.666
6/28/1999	6.801	6.134	0.667

3/29/1999	6.055	5.474	0.581
12/28/1998	5.592	5.248	0.344
9/28/1998	5.393	4.963	0.430
6/29/1998	6.012	5.866	0.146
3/30/1998	6.217	5.999	0.218
12/29/1997	6.230	6.030	0.200
9/29/1997	6.527	6.145	0.382
6/30/1997	6.886	6.363	0.523
3/31/1997	7.276	6.675	0.601
12/30/1996	6.635	5.983	0.652
9/30/1996	7.055	6.284	0.771
6/28/1996	7.076	6.314	0.762
3/28/1996	6.844	6.054	0.790
12/28/1995	6.014	5.363	0.651
9/28/1995	6.663	6.098	0.565
6/28/1995	6.508	5.815	0.693
3/28/1995	7.540	6.975	0.565
12/28/1994	8.179	8.127	0.052
9/28/1994	7.937	6.771	1.166
6/28/1994	7.618	6.375	1.243
3/28/1994	7.024	5.376	1.648
12/28/1993	6.044	4.325	1.719
9/28/1993	5.598	3.899	1.699
6/28/1993	6.133	4.233	1.900
3/29/1993	6.408	4.182	2.226
12/28/1992	7.083	4.887	2.196
9/28/1992	6.737	4.072	2.665

SUPPLEMENTAL INFORMATION CONCERNING THE PLAN OF DISTRIBUTION

Lehman Brothers Holdings Inc. has agreed to sell to Lehman Brothers Inc. (the “Agent”), and the Agent has agreed to purchase from Lehman Brothers Holdings Inc. the principal amount of the Notes at the price specified on the cover of this pricing supplement.  The Agent is committed to take and pay for all of the Notes, if any are taken.

The Agent proposes to offer the Notes initially at a public offering price equal to the Issue Price set forth above and to certain dealers at a discount not to exceed 1.00%.  After the initial public offering, the public offering price and other selling terms may from time to time be varied by the Agent.

If the Notes are sold in a market-making transaction after their initial sale, information about the purchase price and the date of the sale will be provided in a separate confirmation of sale.